September 25, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Martin James

Re:	InspireMD, Inc.
Form 10-KT for the Transition Period from July 1, 2013 to December 31, 2013
Filed February 26, 2014
File No. 001-35731

Ladies and Gentlemen:

Reference is made to the letter dated September 19, 2014 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-KT for the transition period from July 1, 2013 to December 31, 2013 filed by InspireMD, Inc. (the “Company”). Please see the Company’s responses to the Comment Letter below. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Form 10-KT for the Transition Period from July 1, 2013 to December 31, 2013

Item 7. Management’s Discussion and Analysis, page 45

Results of Operations, page 48

1.	We see that you present several non-GAAP measures in your discussion of Results of Operations, including “Gross margin excluding non-recurring expenses” and “Financial expenses (income) excluding non-cash expenses. In future filings please include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a statement disclosing the reasons why management believes the presentation of the non-GAAP measure provides useful information to investors regarding the registrant’s financial condition and results of operations for each measure presented. In addition, please clearly label the measure as “non-GAAP.”

Response:

The Company notes the Staff’s comment and will include in future filings all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a statement disclosing the reasons why management believes the presentation of the non-GAAP measure provides useful information to investors regarding the registrant’s financial condition and results of operations for each measure presented. In addition, the Company will clearly label the measure as “non-GAAP.”

2.	As a related matter, we see that you discuss gross margin percentage excluding non- recurring effects of the consolidation of your manufacturing facilities on page 48; however, you only reconcile gross profit excluding recurring expenses on page 49. In future filings, please include a reconciliation between the non-GAAP measure and the most directly comparable GAAP measure for all non-GAAP measures presented in the filing as required by Item 10(e)(1)(i) of Regulation S-K.

Response:

The Company notes the Staff’s comment and will include in future filings a reconciliation between the non-GAAP measure and the most directly comparable GAAP measure for all non-GAAP measures presented in the filing as required by Item 10(e)(1)(i) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

3.	We see that the report of independent registered public accounting firm is not dated as required by Article 2-02(a) of Regulation S-X. Please file a full amendment to the Form 10-K that includes a signed and dated audit report.

Response:

An amendment to the Form 10-K/T that includes a signed and dated audit report is transmitted herewith for filing. The omission of the date from the audit report was in an inadvertent error. As such, the amendment now includes the original dated audit report.

At the request of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this response to Rick A. Werner, Esq., Haynes and Boone, LLP at (212) 659-4974 or at Rick.Werner@haynesboone.com.

Very truly yours,

/s/ Craig Shore
Craig Shore, Chief Financial Officer

cc: Rick Werner, Esq.